K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L  LLP

                    December 4, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Kathleen Collins, Accounting Branch Chief

Re:	BluePhoenix Solutions Ltd. Form 20-F for the year ended December 31, 2006 File No. 333-06208

Dear Ms. Collins:

On behalf of our client, BluePhoenix Solutions Ltd., we provide the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter to the undersigned, dated November 20, 2007, with respect to the Company’s annual report on Form 20-F filed with the SEC on March 30, 2007.

This letter sets forth the Company’s responses to the staff’s comments.  For your convenience, the staff’s comments contained in the comment letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.

Form 20-F Fiscal Year Ended December 31,2006

Consolidation Statement of Operations, page F-3

1.
We note your response to prior comment 3 where you state that revenues accounted for pursuant to SOP 81-1 do not include a license component, and therefore, no allocation to the product line item was required. Please note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts. In this regard, please tell us how you determined that this method of accounting is applicable to these arrangements given that they appear to only contain a service element. Also, explain further your disclosure in Note K regarding your discussion of SOP 81-1 contracts that involve significant production, modification, and customization of software.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L  LLP

Securities and Exchange Commission
December 4, 2007

Long term contracts accounted for pursuant to SOP 81-1, are contracts under which we sell our software framework, on which material modifications, developments and customizations are performed, to provide the customer with a new and modern IT application with enhanced capabilities that were unavailable in its former legacy system. The aforementioned services are essential to the functionality of the software and to its compliance with customers' needs and specifications. We account for these arrangements pursuant to paragraph 7 to SOP 97-2 and TPA 5100.48.

As indicated in our prior answer to comment 3, our SOP 81-1 arrangements do not include a license component.  Under these arrangements the customer is not licensed to further use our software development tools but rather receives the final modernized and developed IT system. We have included all SOP 81-1 arrangements in the service revenues line item since  we can not establish VSOE of fair value to neither the service element nor the software element (we do not sell software framework or these kind of modification and customization separately). Therefore, we can not appropriately justify reflecting the product portion separately in our statement of operations.

* * * * *

If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call me at (212) 715-9211.

                    Sincerely,

                    /s/ Ernest S. Wechsler

cc:           Iris Yahal